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Exhibit (a)(5)(x)

Privileged and Confidential
For Settlement Discussion Purposes Only
Not Admissible Into Evidence Under Settlement Privilege

SETTLEMENT AGREEMENT

        This CONFIDENTIAL SETTLEMENT AGREEMENT ("Agreement") is made on the 23rd day of March 2003, by and among Plaintiffs Next Level Communications, Inc. ("Next Level" or the "Company"), Next Level Partners, LLC, Spencer Segura, and Jacquelyn Segura (collectively "Plaintiffs") and Defendant Motorola, Inc. ("Motorola" or "Defendant").

RECITALS

        WHEREAS, on January 13, 2003, Motorola publicly announced a proposed tender offer and merger (the "Proposed Transaction"), in which Motorola offered $1.04 per Share for the common stock shares of Next Level that Motorola does not already own;

        WHEREAS, on January 16, 2003, the Next Level Board of Directors formed a special committee ("Next Level Independent Committee") to review, negotiate, and make recommendations concerning the Proposed Transaction;

        WHEREAS, on February 4, 2003, the Next Level Independent Committee recommended that Next Level's shareholders reject the Proposed Transaction;

        WHEREAS, on February 4, 2003, Plaintiffs filed a now pending lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") entitled Next Level Communications, Inc. et al. v. Motorola, Inc., Civil Action No. 20144 (the "Action");

        WHEREAS, in the Action, Plaintiffs challenged the Proposed Transaction alleging, inter alia, that (a) that the Proposed Transaction was a scheme to eliminate the public shareholders of Next Level at a grossly inadequate and unfair price in violation of Delaware law, (b) that the Defendant is in possession of information concerning the financial condition and prospects of the Company and its assets which they have not disclosed to the public shareholders, (c) that Defendant breached its fiduciary duties to Plaintiffs and the public shareholders in that the Proposed Transaction was unfair, coercive, and based on misappropriation and misuse of confidential information, and (d) that Defendant breached contractual obligations to Plaintiffs;

        WHEREAS, Plaintiffs Next Level Partners, LLC, Spencer Segura, and Jacquelyn Segura and their affiliates have entered into a customary and usual lock-up agreement to tender their shares pursuant to the Transaction, and the members of the Next Level Independent Committee other than Craig Kornblau have agreed to tender their shares pursuant to the Transaction;

        WHEREAS, Motorola denies any wrongdoing or liability for the claims asserted against it in the Action; and

        WHEREAS, the parties desire to compromise and settle all matters raised in the Action to avoid the expense, distraction, risk, and burden of further litigation.

        WHEREAS, Plaintiffs' counsel and counsel for Defendant engaged in arm's-length negotiations concerning a possible Settlement of the Action;

        NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

        1.    The price offered for the common shares in the Proposed Transaction shall be increased from $1.04 per share to $1.18 per share (the "Transaction");

        2.    The Plaintiffs shall dismiss the Action by filing a notice of dismissal with prejudice by no later than 10:00 a.m. on Monday, March 24, 2003 (the "Notice of Dismissal"). The Notice of Dismissal shall expressly provide that (i) the Action is being dismissed with prejudice as to all acts and events existing as of the time the Notice of Dismissal is filed and (ii) each party shall bear its own fees and costs.

        3.    The Plaintiffs hereby grant a GENERAL RELEASE of all claims, rights, demands, suits, matters, issues or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, material or immaterial, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any Plaintiff, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendant, or any of its families, parent entities, associates, affiliates or subsidiaries and each and all of its respective past, present or future officers, directors, stockholders, employees, consultants, representatives, agents, attorneys, law firms, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, "Motorola Released Persons"), which relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to the complaint in the Action, the Proposed Transaction, the Transaction, and any tender offer material, public filings or statements (including, but not limited to, public statements) by the Defendant or any other Motorola Released Persons in connection with the Transaction or the Proposed Transaction; provided, however, that this general release shall not include any claims arising from facts occurring after the date of this Agreement or to enforce the rights conferred by this Agreement and Settlement.

        4.    Motorola agrees that it will not seek, directly or indirectly, to recover for itself or any affiliate or for any other person or entity, any monetary damages from any member of the Next Level Independent Committee other than any amount actually available, payable and recoverable to the Company or any member of the Independent Committee under any available Directors and Officers' insurance policy covering the members of the Independent Committee for any claim arising out of or relating to the Independent Committee's action taken to approve the Retention Agreements entered into on or about March 7, 2003 by and between the Company and certain members of the Company's senior management.

        5.    This Agreement will be executed by counsel for the parties to the Action, each of whom represent and warrant that they have the authority from their client to enter into this Agreement and Settlement.

        6.    The Plaintiffs and their counsel in the Action represent and warrant that none of Plaintiffs' claims or causes of action referred to in the complaint in the Action or this Agreement have been assigned, encumbered or in any manner transferred in whole or in part.

        7.    This Agreement may be executed in counterpart by either of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

        8.    This Agreement and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

        9.    This Agreement may be modified or amended only by a writing signed by the signatories hereto.

        10.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated: March 23, 2003

RICHARDS, LAYTON & FINGER, P.A.	MORRIS NICHOLS ARSHT & TUNNELL

/s/ SRINIVAS M. RAJU	/s/ KENNETH J. NACHBAR
Kevin G. Abrams Srinivas M. Raju	Kenneth J. Nachbar
One Rodney Square	1201 N. Market Street, Suite 4500
Wilmington, Delaware 19899	Wilmington, Delaware, 19899-1347
(302) 651-7700	(302) 658-9200

Attorneys for Plaintiffs	Attorneys for Defendant

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SETTLEMENT AGREEMENT
RECITALS